

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 18 2014
REGISTRATIONS BRANCH
12

SECUR 14030291 ON

KH 6/17

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67798

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bulger Partners, LLC and Subsidiaries

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

312 Stuart Street
(No. and Street)

Boston	MA	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wayne Fitzpatrick 617-674-5500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moody, Famiglietti & Andronico, LLP
(Name – *if individual, state last, first, middle name*)

One Highwood Drive	Tewksbury	MA	01876
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 6/17

OATH OR AFFIRMATION

I, Wayne Fitzpatrick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bulger Partners, LLC and Subsidiaries, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title



Notary Public


CAROLINE CLAPS
Notary Public, Commonwealth of Massachusetts
My Commission Expires December 15, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

December 31	2013	2012
Assets		
Current Assets:		
Cash	939,920	$ 2,117,055
Commissions and Accounts Receivable	243,035	1,098,054
Due from Related Parties	338,669	274,885
Prepaid Expenses	33,774	126,840
Total Current Assets	1,555,398	3,616,834
Property and Equipment, Net of Accumulated Depreciation	67,647	86,678
Investment in Bulger Capital Partners GP, L.P.	2,499,532	1,383,589
Deposits	71,140	69,384
Total Assets	$ 4,193,717	$ 5,156,485
Liabilities and Members' Equity		
Current Liabilities:		
Accounts Payable and Accrued Expenses	343,069	$ 159,524
Deferred Revenue	100,000	-
Total Current Liabilities	443,069	159,524
Deferred Rent	7,635	6,680
Total Liabilities	450,704	166,204
Members' Equity		
Members' Capital	3,856,063	4,961,789
Accumulated Other Comprehensive (Loss) Income	(5,990)	8,755
Total Members' Equity	3,850,073	4,970,544
Noncontrolling Interest	(107,060)	19,737
Total Members' Equity	3,743,013	4,990,281
Total Liabilities and Members' Equity	$ 4,193,717	$ 5,156,485

The accompanying notes are an integral part of these consolidated financial statements.